Exhibit 12.1
IRWIN FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In Thousands)	2005		2004		2003		2002		2001
Including Interest on Deposits

Earnings:
Earnings before income taxes	$27,969		$114,177		$118,402		$86,231		$74,200
Fixed charges from below	156,368		92,225		99,099		97,795		121,083

Earnings	$184,337		$206,402		$217,501		$184,026		$195,283

Fixed charges:
Interest expense	$156,368		$92,225		$99,099		$97,795		$121,083

Ratio of earnings to fixed charges	1.18	x	2.24	x	2.19	x	1.88	x	1.61	x

Excluding Interest on Deposits

Earnings:
Earnings before income taxes	$27,969		$114,177		$118,402		$86,231		$74,200
Fixed charges from below	72,507		47,738		56,734		43,434		47,743

Earnings	$100,476		$161,915		$175,136		$129,665		$121,943

Fixed charges:
Interest expense, excluding interest on deposits	$72,507		$47,738		$56,734		$43,434		$47,743

Ratio of earnings to fixed charges	1.39	x	3.39	x	3.09	x	2.99	x	2.55	x